EXHIBIT 11-1

THE NAVIGATORS GROUP, INC. AND SUBSIDIARIES

Computation of Per Share Earnings

Earnings Per Share of Common Stock and Common Stock Equivalents

	Year Ended December 31,
In thousands, except share and per share amounts	2014	2013	2012
Net income	$95,329	$63,466	$63,762
Basic weighted average shares	14,259,768	14,133,925	14,052,311
Effect of common stock equivalents:
Assumed exercise of stock options and vesting of stock grants	386,601	211,628	275,509

Diluted weighted average shares	14,646,369	14,345,553	14,327,820
Net income per common share:
Basic	$6.69	$4.49	$4.54

Diluted	$6.51	$4.42	$4.45